ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated July 7, 2010

Expanding the pipeline for better returns	For more information

UBS is pleased to announce a new exchange-traded product:

UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index (MLPL). This new addition is designed for investors who are bullish on the Alerian MLP Infrastructure Index and want the opportunity to double their exposure to the Index without increasing their investment.

g Factsheet g Prospectus www.ubs.com/mlpleveraged

UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index, like its non-leveraged counterpart (MLPI), offers investors:

Hard assets, as energy infrastructure provides the most stable cash flows in the MLP asset class

Quarterly distributions based directly on distributions made by underlying MLPs in the index, less fees

Favorable tax treatment on income and no K-1 forms, as coupons associated with the ETN are reported as ordinary income on Form 1099

Through leverage, the investment offers:

Magnified exposure to a diversified portfolio of 25 energy infrastructure MLPs through a single investment for a certain dollar amount

A return that is 200% of the monthly return of the underlying Alerian MLP Infrastructure Index (before fees and expenses), compounded on a monthly basis

Due to the compounding of monthly returns, returns over periods longer than one month will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor holdings consistent with their strategies, as frequently as daily.

Questions? Contact us Christopher Yeagley Tel: +1-203-719 7200 christopher.yeagley@ubs.com

Product profile

Ticker	MLPL
Underlying Index	Alerian MLP Infrastructure Index
Diversification	25 energy infrastructure MLPs
Issuer	UBS AG
Issuer Credit Rating	Aa3 (Moody’s) A+ (S&P and Fitch)
Primary Exchange	NYSE Arca
Current Annual Index Yield*	6.87%
Current Annual Leveraged Yield*	12.89%
Yearly Fee (%)	0.85% per annum accrued on daily basis
* As of June 30, 2010. See below for more information.

Total annualized returns Alerian Infrastructure MLP Index
1 Year Return	53.13%
5 Year Return	13.35%
10 Year Return	21.84%
As of June 30, 2010.

Please see the links to the right for more information on this and other E-TRACS products and how they may benefit your clients.

     www.ubs.com/e-tracs

*The Current Annual Index Yield is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. The Current Annual Leveraged Yield is derived by multiplying the Current Annual Index Yield by the leverage factor (of 2) and subtracting the Yearly Fee of 0.85%. The Current Annual Leveraged Yield is provided for illustrative purposes only. The actual annual note yield that investors may receive could be substantially different (either greater or less) than the Current Annual Leveraged Yield. You are not guaranteed any coupon or distribution amount under the note.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a Alerian.

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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